Mail Stop 4561

September 29, 2009

Mr. Olivier de Vergnies
Acting Principal Executive Officer
Prime Sun Power, Inc.
100 Wall Street, 21ˢᵗ floor
New York, NY 10005

> **Re: Prime Sun Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on May 20, 2009**
> **File No. 333-103647**

Dear Mr. Vergnies:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. You state on the cover page of the filing that the company has common stock registered pursuant to Section 12(g) of the Exchange Act and that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. It appears that you have not filed a registration statement for any securities under the Exchange Act and you have only 9 stockholders of record as of March 13, 2009. Please tell us why you believe that the common stock is registered under Section 12(g) and how you determined that you are subject to the reporting requirements under Section 13 or 15(d) of the Exchange Act. Please note that unless you have

registered a class of securities under Section 12(g), you should amend the filing to correct the cover page and should include a risk factor alerting investors that you are not a fully reporting company.

2.   Additionally, please tell us how you determined that you are not a voluntary filer that is not required to file periodic reports under either Section 13(a) or 15(d) of the Exchange Act or subject to the regular and systematic review of filings pursuant to Section 408 of the Sarbanes-Oxley Act of 2002. In this respect, please refer to Section 15(d) of the Exchange Act which provides that the duty of a company to file periodic reports under Section 15(d) of the Exchange Act shall be automatically suspended as to any fiscal year if at the beginning of such fiscal year the securities of the applicable class are held by less than 300 persons. If it is determined that you are a voluntary filer, the cover page should be amended to affirmatively indicate that the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Special Note Regarding Forward-Looking Statements, page 3

3.   We note your reference to the Private Securities Litigation Reform Act of 1995 in connection with forward-looking statements. Note that the statutory safe harbor does not apply to forward looking statements by issuers of penny stock. Please revise future filings to delete the reference to the Private Securities Litigation Reform Act of 1995 on page 3 or explain with every reference to the Act that the company is ineligible to rely on the Act's safe harbor provisions. In this regard, we note your statement on page 15 that the company is ineligible to rely on this safe harbor provision. Please refer to Section 21E of the Securities Exchange Act.

Item 1A. Risk Factors

Many of our officers and directors have other professional responsibilities, page 9

4.   You state that many of your officers have divided responsibilities which could divert management time. Please expand this risk factor in future filings to identify the officers with divided responsibilities and describe potential conflicts of interest or duties to provide business opportunities to other entities that may arise from their involvement with other companies. Also, disclose the number of hours your officers intend to devote to the company's business and any.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, page 13

5.   Please ensure that the information provided in the table represents the high and low *bid* information for the common stock, rather than the high and low "prices" for the

company's common stock quoted on the OTCBB. See Item 201(a)(1)(ii) of Regulation S-K.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 13

6.   You state that you issued warrants to Synergy Investments & Finance Holding Limited on May 10, 2008 and on May 22, 2008. It does not appear that these warrants were issued pursuant to a registration statement. Provide the information required pursuant to Item 701 of Regulation S-K regarding these unregistered issuances. Among other matters, identify the exemption(s) that you relied upon in offering such securities without registration under the Securities Act of 1933. Also, include a description of the facts upon which you relied in reaching your conclusion the claimed exemption was available.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

7.   We note that you have omitted a discussion comparing your results of operations. We believe that providing such a discussion will enhance a reader's understanding of your financial statements. In this respect, you should provide a discussion of your results of operations that enables reader's of your financial statements to see the company through the eyes of management. We refer you to Item 303(a) of Regulation S-K and SEC Release 33-8350. As part of your response, explain the reason for the significant increases in your consulting and director fees, professional fees, personnel costs and non-cash compensation costs as of December 31, 2008. Tell us how these expenses have assisted you in starting or initiating your plan of operation. We refer to Question 110.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretation on Regulation S-K.

Liquidity and capital resources, page 15

8.   You state on page 8 that you need unspecified additional funds to implement your business plans. Disclosure in this section should include the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year. Quantitative information regarding your financial requirements is required to help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

9.   This section should discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Consider discussing the material challenges of pursuing a new business model.

10.   Please ensure that you include a materially complete description of the warrants that you issued to Synergy Investments & Finance Holding Limited. It appears you should disclose the amount of warrants that were issued on May 10, 2008 and on May 22, 2008 to Synergy. In your response letter, tell us if you have filed the agreements in connection with these warrant issuances. We note that you filed as Exhibit 10.4 a common stock purchase warrant to Arimathea Limited dated May 10, 2008, but did not file any agreements with Synergy Investments & Finance Holding Limited. Please advise.

Financial Statements

Report of Independent Public Accounting Firm, page 18

11.   Since a predecessor auditor audited a portion of the cumulative data, the predecessor auditor's reports and consents are required to be included in the filing.

Balance Sheets, page 20

12.   Please explain the reason for the significant increase in your accounts payable and accrued liabilities as of December 31, 2008. As part of your response, clarify the amount of accrued expenses related to PAF management services as of December 31, 2008. Ensure that your Liquidity discussion on page 15 clearly discloses how the company will satisfy its debt and whether the company's majority shareholder has the ability to continue to finance the operations of the company.

Notes to the Financial Statements

Note 5. Related Party Transactions, page 28

13.   Tell us whether you considered disclosing the dollar amounts of related party transactions on the face of your balance sheets, statements of operations and statements of cash flows. In addition, tell us how you comply with the related party disclosure requirements in paragraphs 2-4 of SFAS 57.

Item 9A. Controls and Procedures

Managements Annual Report on Internal Controls Over Financial Reporting, page 30

14.   Please revise your filing to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. We refer you to Item 308T(a)(2) of Regulation S-K.

15.   We note that your report on internal controls over financial reporting does not contain management's conclusion regarding the effectiveness of your internal controls as of the end of the most recent fiscal year. Please revise to state clearly whether your internal control over financial reporting were effective. In this regard, you are not permitted to conclude that the internal controls over financial reporting are effective if there are one or more material weaknesses in your internal controls over financial reporting. We refer you to Item 308T(a)(3) of Regulation S-K.

Item 11. Executive Compensation, page 36

16.   You state that the summary compensation table reflects the executive compensation of the executive officers for the company's last two completed fiscal years. We note that the table only includes compensation information for fiscal year 2008. Please advise. See Item 402(n) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

17.   Pursuant to Item 404 of Regulation S-K, please disclose all borrowings from Rudana Investment Group AG, from January 1, 2007 through the date that you initially filed the Form 10-K, as well as any other material transactions with Rudana during that period. We note your disclosure on page 29 that during the most recently completed year, Rudana loaned the company a total of $298,333. Disclose the date and amount of each borrowing, the total loan amount at year end and as of the most recent practicable date at the time of filing, and interest paid or accrued for the year and the subsequent interim period.

Item 15. Exhibits

18.   Please tell us why you have not filed the agreement with Prime Asset Finance Ltd. as an exhibit to the filing. It appears that this related party agreement represents a material obligation by the company that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please also ensure that that the filing includes a materially complete description of the rights and obligations of the parties under the agreement.

19.   We note that you filed several director agreements and the employment agreement with Frank Juergens in the Form 10-Q for the quarterly period ended March 31, 2009, but did not incorporate these agreements by reference into this filing. Please ensure that the exhibits required by Item 601 are listed in the exhibit index and either are filed or are incorporate by reference to previously filed documents the location of which is provided. Also, tell us why you have not filed the employment agreement with Gerald Sullivan.

20.   It appears that there are separate promissory notes between Rudana Investment Group and the company but you have incorporated by reference only a form promissory note (Exhibit 10.5). In accordance with instruction 2 to Item 601 of Regulation S-K, please file a schedule setting forth the material details in which each promissory note differs from the filed document. Alternatively, please file each promissory note as a separate exhibit.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 7. Subsequent Events, page 12

21.   We note from your disclosures that you entered into four agreements to obtain licenses and land lease call option rights for the development of certain photovoltaic power plant projects in Italy. Please ensure that you have filed all exhibits required by Item 601 of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief